THERMOGENESIS HOLDINGS, INC.
2711 Citrus Road
Rancho Cordova, California 95742

October 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tyler Howes and Laura Crotty

Re:         ThermoGenesis Holdings, Inc.
Registration Statement on Form S-1
Filed April 12, 2022
File No. 333-264242

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, ThermoGenesis Holdings, Inc., hereby requests that the above-referenced Registration Statement on Form S-1 be declared effective at 5:15 p.m., Eastern Time, on Tuesday, October 25, 2022, or as soon as practicable thereafter. The Registrant respectfully requests that you notify Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours, THERMOGENESIS HOLDINGS, INC.

By:	/s/ Jeffery Cauble
Jeffery Cauble Chief Financial Officer